UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the year ended December 31, 2002

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to

Commission file number 001-16385

NUI CORPORATION SAVINGS AND INVESTMENT PLAN
FOR
COLLECTIVE BARGAINING EMPLOYEES

NUI Corporation
550 Route 202-206
P.O. Box 760
Bedminster, New Jersey  07921-0760

NUI CORPORATION
SAVINGS AND INVESTMENT PLAN FOR
COLLECTIVE BARGAINING EMPLOYEES

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001

TOGETHER WITH

REPORT OF INDEPENDENT AUDITORS

NUI CORPORATION

SAVINGS AND INVESTMENT PLAN FOR

COLLECTIVE BARGAINING EMPLOYEES

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

                                                                                                                                                                                                Page

Report of Independent Auditors

Financial Statements:

     Statements of Net Assets Available for Benefits                                                      1

     Statement of Changes in Net Assets Available for Benefits                                      2

     Notes to Financial Statements                                                                              3-5

Supplemental Schedule:

Schedule H Part IV Line 4(i)-Schedule of Assets (Held At End of Year)
at December 31, 2002                                                                                                 6

All other supplemental schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrative Committee of
NUI Corporation Savings and Investment Plan for Collective Bargaining Employees:

 In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of NUI Corporation Savings and Investment Plan for Collective Bargaining Employees (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held At End of Year) at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
July 9, 2003

NUI CORPORATION
SAVINGS AND INVESTMENT PLAN FOR
COLLECTIVE BARGAINING EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001

	2002	2001

Assets (See Note 3)

NUI Common Stock Fund	$1,818,917	$1,920,056

Investments	3,625,581	3,859,446

Loans to Participants	335,357	309,887

Receivables:

Participant Contributions	36,877	29,283

Employer Contributions	11,516	9,002

Accrued Income	359	312

Amounts Due from Broker	160	---

Cash	---	16

Total Assets	5,828,767	6,128,002

Liabilities

Accrued Liability	---	4,462

Net Assets Available for Benefits	$5,828,767	$6,123,540

The accompanying notes to financial statements are an integral part of this statement.

NUI CORPORATION
SAVINGS AND INVESTMENT PLAN FOR
COLLECTIVE BARGAINING EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

Additions to Net Assets Attributed to:

Investment Income (See Note 3):
Dividends	$147,253
Participant Loan Interest	35,954
Other Interest	46
183,253

Contributions:
Participants'	869,149
Employer's	311,248
Rollovers	1,792
1,182,189
Total Additions	1,365,442

Deductions to Net Assets Attributed to:

Net realized and unrealized depreciation in Fair Value of investments (See Note 3)	(1,479,368)

Benefit Payments to Participants	(88,328)
Withdrawals	(43,013)
Expenses, net	(2,939)
Transfer to other qualified plan	(46,567)

Total Deductions	(1,660,215)

Net Decrease in Net Assets Available for Benefits	(294,773)

Net Assets Available for Benefits:

Beginning of Year	6,123,540

End of Year	$5,828,767

The accompanying notes to financial statements are an integral part of this statement.

NUI CORPORATION
SAVINGS AND INVESTMENT PLAN FOR
COLLECTIVE BARGAINING EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. Summary Description of the Plan

The NUI Corporation Savings and Investment Plan for Collective Bargaining Employees (the Plan) is a defined contribution plan established April 1, 1995 covering eligible employees of NUI Corporation and its subsidiaries (the company).  Eligible employees are those whose compensation and conditions of employment are covered by a collective bargaining agreement which calls for participation in the Plan, providing the employee has completed twelve months of service.  The Plan conforms to the requirements of the Employee Retirement Income Security Act of 1974, as amended.  The following description provides only general information.  See the Plan agreement for a more complete description.

The Plan allows eligible employees who participate to make "basic" contributions of up to 6 percent of their annual base pay, which are matched by contributions by the company.  Participants investing in the NUI Stock Fund are matched by the company at 50 percent of their "basic" contributions.  "Basic" contributions invested in all other funds are matched by the company at 40 percent through September 30, 2002. Effective October 1, 2002, participants investing in the NUI Stock Fund are matched by the company at 60 percent of their "basic" contributions and all other funds are matched by the company at 50 percent of their "basic" contributions, respectively.  Participants may make additional contributions of up to 14 percent of their annual base pay, providing these contributions do not exceed limits imposed by the Internal Revenue Code of 1986, as amended (the Code).  These additional contributions are not matched by the company.  Contributions may be made on a before-tax or after-tax basis as permitted by tax regulations.

If a participant of the Plan receives a lump sum distribution from a qualified pension, savings or profit sharing plan of a previous employer, a "rollover" contribution by the participant of the taxable amount of the lump sum distribution may be made to the Plan.

Company contributions are invested in the NUI Stock Fund, unless the participant has reached age 55, whereby they can direct the investment of these contributions into any fund. Participant contributions may be invested in the following funds: Barclays Global Investors Asset Allocation Fund, Barclays Global Investors S&P 500 Stock Fund, Lord Abbett Developing Growth Fund, Inc., Merrill Lynch Aggregate Bond Index Fund, Merrill Lynch Retirement Preservation Trust, NUI Stock Fund, Oppenheimer Global Growth and Income Fund, and Wells Fargo Large Company Growth Fund as designated by the participants.  A Plan participant is vested at all times in the amount of his/her contributions and earnings thereon.  A participant is 100 percent vested in company contributions after one year of service. An eligible employee with one or more years of service with the company becomes fully vested upon entering the Plan. A participant also becomes fully vested upon attaining his/her normal retirement date as an employee, or upon his/her death or disability.  Forfeitures of participant's non-vested account balances can be used to pay Plan fees and/or reduce company contributions, as directed by the Plan Administrator.  There were no forfeitures during the years ended December 31, 2002 and 2001.

Participants may borrow up to 50 percent of the value of the vested portion of their accounts, excluding the company match portion of their accounts, as calculated on the effective date of the loan up to a maximum of $50,000.  The interest rate is the prime rate plus 1% at the time of the loan.  The term of the loan cannot exceed five years, nor be less than one year.  If a loan participant's employment is terminated for any reason, the remaining unpaid balance becomes immediately due and payable, and if unpaid, may become a taxable distribution. Loan repayments are credited to participants' accounts based upon the participant's current investment election for new contributions.  Although it has not expressed any intent to do so, the company has the right under the Plan agreement to terminate the Plan or completely discontinue contributions.  Upon either of these two events, all employees would become 100 percent vested.  Benefits would be distributed to participants upon termination of the Plan.

2. Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting.

The preparation of financial statements require the company's management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

The Plan's investments in each Investment Fund are maintained in shares/units.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the plan at year-end. The market value of the Insured Money Market Fund and loans to participants are based on cost, which approximates market value.  The value of the Merrill Lynch Retirement Preservation Trust (the Trust) is  based on the contract values of the Trust's underlying assets, which approximates fair value (contributions plus earnings less withdrawals and expenses). The market value of the NUI Stock Fund is based on the published market quotation of the fund's underlying assets.  The market values of the remaining funds are based on their published quotations.

Purchases and sales of securities are recorded on a trade-date basis.  Amounts due from broker represent trade date investment activity pending settlement at December 31, 2002. Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.

Distributions are recorded when paid.  There were no distributions payable to participants at December 31, 2002 and 2001.

Transfers of $46,567 recorded in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002 represent net roll-over of participant account balances from this Plan into another qualified plan.

The Plan provides for various investment options which are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to charges in risks in the near term, it is at least reasonably possible that changes in risks would materially affect participants account balances and the amounts reported in the statements of net assets available for benefits and statements of changes in net assets.

3.  Investment Funds

The following are investments that represent 5 percent or more of the Plan's net assets:

	December 31,
	2002	2001

NUI Stock Fund, 105,383 and 81,015 shares/units, respectively	$1,818,917	$1,920,056
Barclays Global Investors S&P 500 Stock Fund, 16,694 and 114,493 shares/units, respectively	$1,781,386	$1,993,320
Wells Fargo Large Company Growth Fund, 22,897 and 19,419 shares/units, respectively	$864,122	$1,021,253
Merrill Lynch Retirement Preservation Trust, 481,349 and 359,199 shares/units, respectively	$481,349	$359,199
Barclays Global Investors Asset Allocation Fund, 36,317 and 33,754 shares/units, respectively	$297,796	$321,000

Investments were impacted during the year ended December 31, 2002 as follows:

Net depreciation in Fair Value (including gains and losses on investments bought and sold, as well as held during the year)
NUI Common Stock Fund	$(583,608)
Other Plan Investments
Registered Investment Companies	(890,026)
Self-directed Brokerage Accounts	(5,734)
Total other Plan Investments	(895,760)
Net depreciation in Fair Value	$(1,479,368)

Dividend income by investment class

NUI Common Stock Fund	$89,846
Other Plan Investments
Registered Investment Companies	39,697
Bank Commingled Trust	17,710
Total other Plan Investments	57,407
Total Dividend Income	$147,253

The Plan uses an insured money market fund as a pass-through of amounts in and out of the Investment Funds. This fund had no balance at December 31, 2002. Interest and other income earned by the Investment Funds are reinvested by the Trustee in accordance with the terms of the Plan.

4.  Tax Status

The Internal Revenue Service issued a determination letter, dated November 29, 1995, stating that the Plan, as designed, met the requirements of Section 401 (a) of the Internal Revenue Code and was exempt from taxation.  Although the Plan has been amended since that date, management believes the Plan continues to operate in accordance with IRS regulations and therefore continues to be tax exempt.

Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction.  Participants are taxed currently on the amount of their after-tax contributions.

5. Related Party Transactions

Certain Plan investments are shares/units of registered investment companies (mutual funds) and a bank commingled trust issued by Merrill Lynch & Company.  Merrill Lynch & Company is an affiliated company of Merrill Lynch Trust Company, the trustee of the Plan and therefore, these transactions qualify as party-in-interest transactions.  Transactions resulting in Plan assets being transferred to, or used by a related party are prohibited under ERISA unless a specific exemption exists.  Merrill Lynch Trust Company is a party-in-interest as defined by ERISA as a result of investing Plan assets in its funds and accounts and providing investment management services.  Fees are paid by the Plan for investment management services.  However, such transactions are exempt under Section 408 (b) (8) and are not prohibited under ERISA.

Record keeping and investment fund election changes and loan fees are paid by the participants from their accounts.  Investment management fees are also paid by the participants and are included as a reduction of the investment return.  All other fees of the Plan  (e.g. legal, accounting, tax, etc.) are paid by the company.

EIN #22-1869941                                                                       Schedule H
PLAN #007

NUI Corporation
Savings and Investment Plan for
Collective Bargaining Employees
Schedule H Part IV Line 4(i) - Schedule of Assets
(Held At End of Year)
At December 31, 2002

Identity of Issue	Description of Investment	Shares/ Units	Historical Cost	Current Value

Merrill Lynch Trust Company*
	Merrill Lynch Self-Direct Brokerage Account Option	9,908	$ 15,642	$ 9,908
	Barclays Global Investors Asset Allocation Fund	36,317	$ 338,953	$ 297,796
	Barclays Global Investors S&P 500 Stock Fund	16,694	$ 2,254,720	$ 1,781,386
	Lord Abbett Developing Growth Fund, Inc.	2,525	$ 33,734	$ 26,867
	Merrill Lynch Aggregate Bond Index Fund	2,686	$ 28,654	$ 29,419
	Merrill Lynch Retirement Preservation Trust	481,349	$ 482,160	$ 481,349
	NUI Stock Fund	105,383	$ 2,396,034	$ 1,818,917
	Oppenheimer Global Growth and Income Fund	8,276	$ 173,827	$ 134,734
	Wells Fargo Large Company Growth Fund	22,897	$ 1,151,192	$ 864,122
Participants' Loans*	Loans, at interest rates ranging from 5.25 percent to 10.5 percent	-	$ 335,357	$ 335,357

* Represents a party in interest.

The accompanying notes to financial statements are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                          NUI CORPORATION

                                                                           Thomas W. Williams
July 11, 2003                                                       Plan Sponsor

                                                                            Charles N. Garber
July 11, 2003                                                        Plan Administrator